EXHIBIT 20.1



Dear Fellow Shareholder,

This letter is sent to you by all of the members of the BellaVista Board of Directors. By now you have received a letter from MacKenzie Patterson Fuller
(MPF) announcing their intention via proxy to take complete control of BellaVista's operations, management and Board of Directors oversight. Please be aware that this is a highly misleading document with numerous misrepresentations and false allegations not only about the Board but also about the alleged cost savings to the company and the benefits to you, the shareholder. You should also know that upon completion of a detailed analysis of MPF's takeover proposal, the Board clearly communicated to MPF where MPF's assumptions were incorrect; and, as a result of their misunderstandings and incorrect assumptions, that there would be no material operating cost savings derived from implementing their proposal.

Therefore, once it became apparent that there would be no cost savings or related benefits to our shareholders, the MPF proposal quickly reduces to nothing more than a ploy to seize control of BVC and its assets while reaping approximately $834,000 as an annual management fee and a 15% stock option payoff in the future. The highly questionable alignment of interests of this private equity group, combined with their ill defined agenda, makes the MPF takeover proposal even more onerous to the individual BellaVista shareholder.

That said, the purpose of this letter is to respond to some of the misrepresentations and false allegations contained in MPF's letter whose sole purpose is to taint the image and performance of BVC's Board of Directors and deliberately drive a wedge between the majority of BVC shareholders and the shareholders serving as their Board. Furthermore, MPF appears to be attempting to deceive you by weaving into their communication a misleading story of enhanced shareholder alignment when MPF's interests are clearly not aligned with those of the majority of BellaVista's shareholders. Highlighting this divergence of interests are MPF's apparent objectives to:
     o Take complete control of BVC's operations, management, assets and Board while having never provided any sort of detailed business plan or timeline to liquidity
     o Increase the income of MPF's management company by approximately $834,000 annually as a result of the 2% asset management fee charged to BVC, while claiming their board service will be "free".
     o Absorb excess overhead and defray a portion of the cost of MPF's existing excess staff capacity
     o Reward themselves with a stock option equal to 15% of the company shares, thereby diluting all shareholders' ownership
     o Provide liquidity in the form of dividends, which would be fully taxable to BVC shareholders (versus the Board's plan for share repurchase designed to generate more advantageous tax treatment)
     o Reinvest BVC's approximately $5 Million of trust deed assets in MPF-directed investment in real estate securities, which are typically higher risk and less liquid than BVC's trust deed investments

As shareholders, you are the Board's employer and should make the ultimate decision on the company's future path. With that in mind, we ask you to consider 3 very important points:

     1. Carefully review the attached fact-based analysis of MPF's recent communication and judge for yourself who will better serve your interests.

     2. Seriously consider the issue of whose interests are best aligned with you as BVC shareholders:

          a. Your current Board: all of whom are individual shareholders who bought their stock at the same price as the majority of you have ($10/share), and have never sold a single share, or

          b.   MPF, a  family-owned,  private  equity group that  specializes in taking advantage of holders of illiquid securities, which acquired its BellaVista shares at a price-per-share significantly lower than your purchase cost, that has its own shareholders to serve, its own compensation and tax structures to optimize, and an ill-defined agenda regarding control over BVC and its assets.

     3. We strongly recommend that you do NOT sign or even return the MPF proxy that you will shortly receive.

     4. You will be receiving a proxy solicitation from the BVC Board strongly recommending that you vote to OPPOSE the MPF takeover proposals. You should be receiving this BVC proxy in several weeks, following the mandatory SEC filing period.

We are preparing to file a Preliminary Proxy Statement with the Securities and Exchange Commission ("SEC") opposing the MPF proposal to take over complete control of BVC. After our Preliminary Proxy Statement has been on file for 10 days, and subject to any delay for SEC review, we will file and mail to you our Definitive Proxy Statement together with proxy cards.

WE URGE YOU TO READ OUR DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT YOUR VOTE ON THESE PROPOSALS. WE WILL BE MAILING EACH REGISTERED SHAREHOLDER A COPY OF THE DEFINITIVE PROXY STATEMENT, AND YOU CAN OBTAIN COPIES OF ALL MATERIALS FILED IN CONNECTION WITH THIS SOLICITATION FOR FREE AT THE SEC'S WEB SITE OR BY CALLING US AT (480) 563-3351.

In addition, you can obtain detailed information about the board members who are soliciting your proxy to oppose the MPF proposals in the annual report previously provided to you, copies of which also may be obtained for free at the SEC web site or by calling us at the above number.


The entire Board wishes to sincerely thank you for all of your past support and your continued faith and confidence in our efforts and actions on your behalf.

Sincerely,


William Offenberg           Jeff Black
(408) 396-3971              (408) 499-0352


Patti Wolf                  Robert Puette
(480) 563-3351              (408) 309-3710

      BellaVista Response to MPF's May 12, 2009 Letter to BVC Shareholders
      --------------------------------------------------------------------
       Excerpts from MPF's Letter are presented in quotes with "Red Font"


1. "We have tried to help, but our initial proposal to try to improve the financial outlook of the company was flatly rejected by the current board"
     A. This is simply not true. The Board did not flatly reject the MPF proposal; rather we spent a significant amount of our time during the very tight time frame (initially 11 days from receipt of their proposal) that was imposed on us by MPF.
     B.   We conducted a thoughtful and thorough evaluation that included:
          i. Providing MPF with a detailed list of questions and issues raised (or entirely ignored) in the MPF proposal, which itself was severely lacking in detail. Please note that the MPF proposal consists of only a 1 page cover letter and a 1 1/2 page "plan" that offered a 2 paragraph "Business Plan Summary", while the remainder dealt with their "Fee Structure Summary" and "Transitional Services". Clearly, MPF's proposal does not come even remotely close to providing the level of detail necessary for a responsible board of directors to make a decision on the question of handing over total control of BVC and its duly elected Board to a third party, private equity group, that is currently a minority shareholder!!!
          ii. A summary letter was sent to our shareholders to keep them apprised of the proposal and the actions we were taking
          iii. We had multiple phone calls with MPF to clarify various issues
          iv. We provided financial information (the most current 6 months Actual and the next 6 months Projected - See Chart Below) clearly refuting MPF's claim of substantial cost saving. We reviewed this information in a telephonic meeting with MPF. As best we can tell, MPF's calculation of a $500,000 per year savings was flawed by their using dated financials that included: costs from employees no longer with the company, start up costs for outsourcing asset management and carrying costs of certain REO properties (which would have to be paid no matter who operates the company). So, MPF ended up comparing apples to oranges as it were.
          v. We had a final conference call with MPF to discuss the reasons why we could not recommend acceptance of their proposal. The two basic reasons were:
               a.   A  major   misalignment   between  the  interests  of  BVC's
                    shareholders (primarily individuals) and MPF, a private equity group; with its own separate funds, shareholders groups, tax structure and compensation plans
               b. The lack of any real benefit from cost savings as shown in the following table which summarizes what we presented to MPF.
     C. While MPF may not have agreed with or liked our response to their proposal, we in no way flatly rejected it.


2. "Lowers total corporate G&A by nearly 40% from the current rate of approximately $1.36 million to approximately $834,000 on an annualized basis"
     A. This statement demonstrates either how misleading MPF has chosen to be in its proxy campaign or how little due diligence was done in preparing its proposal.
     B. The following table summarizes the real corporate G&A costs at BVC. The detail behind this table was presented and explained to MPF well before they chose to take their misleading campaign to seize control of BVC to the shareholders.

     C. This table presents the most recent 6 months of actual expenses and the following 6 months of projected expenses. The total for the 12 months of expenses is $881,753. With one important exception, this would equate to MPF's 2% asset management charge or "approximately $843,000". So, on the face of it, an annual savings of about $39,000 or 4% by allowing MPF to take complete and unilateral discretionary control over BVC and your investment. A far cry from the $500,000 or nearly 40% savings promised in their proposal and letter.
          i. Why such a huge difference? As best we can tell, MPF's calculation of a $500,000 per year savings was flawed by MPF having used dated financials that they really did not fully understand. These financials may have included costs from employees no longer with the company, start up costs for outsourcing asset management and carrying costs of certain REO properties (which would have to be paid no matter who operates the company). So, MPF ended up comparing apples to oranges, either intentionally or unintentionally.
     D. But the story does not end there... Our numbers already include an expense of $114,688 for Directors and Officers Liability Insurance, a generally required and prudent coverage for any company.
     E. In MPF's proposal as presented to the Board, they indicate that they would not need that coverage. However, in MPF's own Preliminary Proxy material, they state, "Also, upon election, the MPF nominees will be covered by BellaVista's officer and director liability insurance, if any."
     F. Adding this insurance coverage alone would result in an increase in expenses of about $100,000 annually, making the cost of MPF managing BVC increase to $957,000, or $75,000 more than the current costs for BVC.

--------------------------------------------------------------------------------------------------------------------------
BellaVista Capital Expense Information
Provided to MPF on 04 20 09
                                                   Actual - 6 Month        Projected -  6 Months        Total - 12 Month
                                                   Oct 08 - Mar 09            Apr 09 - Sep 09           Oct 08 - Sep 09
                                               ---------------------------------------------------------------------------
Operational Expenses:
Salaries & Benefits                                          2,414                         294                    2,708
Legal: SEC public reporting                                 13,927                      11,794                   25,721
Legal: Other                                                 7,099                       9,000                   16,099
Accounting - Review, Audit & Tax Return                     41,921                     130,000                  171,921
Cupertino Capital Management Fee                           130,511                     135,000                  265,511
Board of Directors Fees                                     90,500                      61,001                  151,501
Directors and Officers Insurance                            57,646                      57,042                  114,688
CEO Consulting                                              57,914                      45,000                  102,914
General and Administrative                                  18,158                      12,532                   30,690
                                                   -----------------           -----------------        -----------------
Total Expenses                                             420,090                     461,663                  881,753


Real Estate Owned (REO)
Income                                                     429,508                     338,653                  768,161
Expenses                                                   838,716                     822,786                1,661,502
                                                   -----------------           -----------------        -----------------
Net REO Income (Loss)                                     (409,208)                   (484,133)                (893,341)
-------------------------------------------------------------------------------------------------------------------------


3. "We have put together a plan to take over management of BellaVista to save costs and improve performance..."
     A.   The Board has yet to see this detailed plan. All we have received is
          i. MPF's initial proposal consisting only of a 1 page cover letter and a 1 1/2 page "plan" that provided a 2 paragraph "Business Plan Summary" with the remainder describing their "Fee Structure Summary" and "Transitional Services".
          ii.  Written responses to our questions

     B. A Proposal and the underlying detailed plan to unseat a Board of Directors and management, and take complete control of a company with over $30 Million in assets would logically require something substantially more than 2 1/2 pages of paper, answers to a few pages of basic questions and a shareholder proxy. But in this matter, you, the shareholder, need to be the judge. What level of planning and documentation would you expect from a responsible organization? As a point of reference, the agreement to implement Cupertino Capital as BVC's Asset Manager was supported by a 6 page transition plan, a set of explicit goals and a timeline for implementation and, finally, a 9 page contract with additional exhibits outlining scope, responsibilities, authority and costs.


4. "We believe the inexperienced managers and directors of Bella Vista continue to compensate themselves handsomely while wasting money on administration and watching the value of your shares continue to plummet."
     A. "Inexperienced Manager" Cupertino Capital is a leader in the management, placement and administration of 1st and 2nd mortgages in the real estate lending market. They manage a loan portfolio of approximately $200 Million. As a consultant to the board for 2 years, they have an intimate understanding of BellaVista and its portfolio. They have been invaluable in navigating the difficult market conditions we have been in. Bottom Line - Cupertino Capital can hardly be called inexperienced.
     B. "Inexperienced Board" The Board is comprised of members that have a wealth of knowledge in residential and commercial real estate as well as hands-on management of small and large public and private companies.
          i. Jeff Black has over 32 years in the Commercial and Investment real estate field.
          ii. Bob Puette has been on the BVC board for 9 years and has over 10 years of extensive experience in real estate acquisition, development, and investment.
          iii. Bill Offenberg was a consultant to BVC for 1 year prior to joining the Board and has been an active investor in the residential and commercial real estate and debt markets for over 18 years.
          iv. Patti Wolf has over 30 years of business development and management experience having successfully managed a variety of companies in an executive capacity and brings a wealth of experience in administration and systems to BVC.
          v. Dan Shaw has been in the residential and commercial real estate markets for over 18 years as both a developer and, for the last 12 years, in the private lending market (effectively in the same market space as BVC). Due to this deep industry-focused experience, Dan was brought on as a consultant to the board for 2 years, prior to his company (Cupertino Capital) taking over the portfolio management for BVC.
          vi. All of the board members are substantial shareholders and each brings to BVC a broad base of skills and knowledge gained from their prior corporate executive experiences.
     C. "Wasting Money on Administration" The Board has worked diligently and has been very effective at lowering the cost of the administration of the company with great success since their having been elected 3 years ago. As it became apparent that the market was deteriorating and our focus would transition from actively seeking out new investments to a more defensive role in managing and preserving the value of the existing portfolio, we developed an outsource plan whereby we:
          i.   Eliminated all Bella Vista employees
          ii.  Closed the high-cost BVC office in Palo Alto
          iii. Outsourced the asset management and administration of the BVC real estate portfolio.

          iv. To this end, we have shared both actual and projected operating cost information with MPF that clearly demonstrates that the cost savings presented in the MPF proposal, which MPF represents as a critical reason for adopting their proposal, is totally incorrect. (See section 2 above.) Therefore, the adoption of the MPF proposal does not provide any material savings, but will result in a significant divergence of interests as BVC shareholders surrender total control and oversight to this private equity group, a minority shareholder.
     D. "Compensate themselves handsomely" We believe these insinuations are inflammatory and indicative of the character and mentality of the authors.
          i. Everything you are about to read regarding compensation is and has been routinely disclosed in a number of BVC's various public filings.
          ii. BVC hired a compensation consultant in 2006 to review the company's compensation program. The results indicated that BVC was well within the norm for a company of its asset base and market.
          iii. The Board and its officers are compensated in line with the duties and responsibilities that they are tasked to perform. Over the past three 3 years, the Board has met on a regular monthly basis for 5 to 6 hours per meeting. In addition, as circumstances arise the Board will hold additional meetings either in person or telephonically. Additionally, since there are no longer any employees at BVC, the Board and its officers have taken a more active role and additional responsibilities in the management of the company.
          iv. The Board members receive $25,000 per year, plus $1,000 per unscheduled meetings. These fees have not increased in over 5 years. Bill Offenberg receives an additional $5,000 per year for his role as Chairman of the Board.
          v. When Mike Rider left BVC, Bill Offenberg and Jeff Black respectively were asked to assume the statutorily required CEO and CFO fiduciary responsibilities including the mandatory review and certification of the company's SEC and regulatory compliance and formal quarterly and annual filings, as well as the material potential personal liability associated with such roles. They each receive a payment of $5,000 annually for these added responsibilities.
          vi. In October 2007, as the first step toward the restructuring plan, Bill Offenberg was asked by the Board to assume the role of Executive Chairman in order to develop the restructuring plan and subsequently lead its implementation. Additionally, Mr. Offenberg was asked to provide day-to-day hands-on management during the period leading up to and after Mr. Hanke and Mr. Rider exited the company. To that end, Mr. Offenberg was asked to assume the role of CEO.
               a. Mr. Offenberg does not perform the CEO role on a full time basis but rather performs the role on a consulting basis as needed. In this way the company is billed only for the time that Mr. Offenberg spends as CEO on the required operational, management and legal matters. He provides a monthly report of his time spent on a daily basis to the Board for review and approval. He is compensated at the rate of $250 per hour (a rate that has not changed since he assumed the role in 2007). Mr. Offenberg receives no bonuses, overtime or any other benefits such as vacation pay, a pension plan, 401(k) or medical or life insurance coverage. He is responsible for paying all of his own self-employment taxes such as FICA and Medicare taxes. He is only reimbursed for routine and approved business expenses incurred in performing his various duties such as mileage driven on company business.
               b. In 2008, Mr. Offenberg billed the company for CEO consulting for a total of 345 hours and $86,125.

               c. Mr. Offenberg effectively replaced the functions of Mr. Rider and Mr. Hanke. Their combined annual salaries and targeted bonuses totaled $500,000, with their company benefits accounting for about an additional $75,000; for a grand total of approximately $575,000
               d. Mr. Offenberg's compensation agreements have been routinely and frequently disclosed in the Company's public filings.
          vii. Contrary to MPF's claim, all other Directors are not reimbursed for their expenses but rather pay for those board-related costs personally.

5.   "Catastrophic destruction of Value"
     A. In its calculations, MPF conveniently overlooks that while the vast majority of BVC shareholders purchased stock at $10 per share, a return of principal of $1.50 was made by the end of 2003, thereby reducing a shareholder's basis and, therefore, the calculated loss percentage accordingly. This occurred well before this board was elected.
     B. MPF suggests that the board is responsible for the 73% decline in the stock price of BVC, when in fact this Board was not elected until the Fall of 2005
     C. The drop in the price of BVC stock from $4.20 to $2.73, while an unpleasant outcome and a major loss in value, tracks the drop in other real estate related assets as a result of the financial meltdown that started in the second quarter of 2008. We were not immune to the lack of liquidity, but we have performed better than some of the related sectors in the broader financial markets.
     D. We are fortunate that we stopped making any new major real estate investments by the end of 2006 and took a defensive position with the balance of our assets.


6.   "Failure to meet projections"
     A. Yes, in February of 2007 we made certain projections. However, these were based on a robust real estate market and our then performing assets. Did we miss our projections as the severe and sudden downturn hit the real estate market? Yes, but so did the rest of the financial market.
     B. Fortunately we wisely put new real estate asset acquisitions on hold later in 2007, as the market started to show further signs of weakness
     C. The decline in the value of BVC's NRV under the current Board is directly linked to the worst financial crisis facing the real estate and credit markets since the Great Depression. While this is not an excuse for our performance, these adverse market conditions have severely impacted virtually every company's asset valuations, liquidity and share value across the entire gamut of financial and real estate markets.


7. "...it (the current board) promised to provide a shareholder redemption plan within three years. That promise has been ignored for three years and then finally explicitly broken. How can this board be trusted with your money?"
     A. A misrepresentation, and patently untrue. The Board has consistently said in words and print and presentations for the past 3 years that implementing a shareholder liquidity program was and is a critical priority. So MPF should get their facts straight. For the record:
          i. Over the past 3 years the Board has consistently maintained the position that we planned on implementing a shareholder liquidity program via share repurchase in January 2009.

          ii. As we said at our meeting in February, implementing that program is one of our highest priorities. However, we indicted that we had to delay the implementation due to lack of liquidity, mainly due to the fact that the assets that we planned to liquidate had in some cases been sold at lower than expected prices and, in a larger number of other cases, the assets had yet to sell.
          iii. As we have consistently communicated, a routine liquidity program would have to be funded by income and sale of assets, both of which have been severely impacted by the current market environment.
          iv. Implementation of the program is not being ignored as MPF falsely alleges but rather it is subject to the practical and common sense requirement that the company have sufficient liquidity. It would not be prudent from a value perspective to initiate a shareholder redemption plan that would require either massive borrowing at unfavorable rates or having to fire sale assets in the midst of one of the most distressed real estate markets since the Great Depression.
          v. The redemption plan remains a critical priority for the Board and will be initiated, when we have the necessary liquidity through the sale of various assets.
          vi. The Board has established a strategy for each of our remaining assets that we think will maximize their values and contribute to our ability to implement the share repurchase program.
     B. One major point that MPF has chosen to conveniently ignore is that BVC has repurchased more than 3,818,000 shares during the past 3 years. This is in addition to the more than 3,000,000 BVC repurchased in early 2005. In all cases, BVC purchased these shares at higher prices than offered by MPF.


8.   "How can this Board be trusted with your money?"
     A. This Board is made up of 4 individual shareholders who purchased all of their shares at $10, like the majority of you.
          i. The Board's total holdings are in excess of 930,000 shares, or about 8% of outstanding shares.
          ii.  No one on the Board has ever sold any of their shares.
     B. So, to the question MPF asks... As an individual shareholder, who would you rather trust with your money? Who is more likely to have the real interests of all individual shareholders at heart?
          i. The choice is simple. And it is not MPF, a private equity group with their own shareholders, compensation plan and undisclosed agenda.


9.   "High compensation for little Service"
     A. "High compensation" Compared to what? As stated above, BVC hired a compensation consultant in 2006 to review the company's compensation program. The results indicated that BVC was well with in the norm for a company of its asset base and market. Beyond that, BVC's method for compensating its directors and officers and operating the company is a viable and reasonably accepted model. The MPF proposal to pay itself a 2% asset management fee offers another option.
          i. We have provided financial data to MPF that shows no significant savings between the 2 models. Can one infer from this that the MPF proposal would result in them being highly compensated?

     B. "Little Service" The Board has developed and successfully implemented a major restructuring of the company. The Board has
          i.   Substantially decreased Operating Expenses over the past 3 years
          ii.  Terminated all full time employees
          iii. Closed the high cost Palo Alto office.
          iv.  Made  very  effective  use  of  highly   experienced   outsourced
               resources.
          v. Begun a controlled liquidation of the company's assets with the goal of maximizing realized value
          vi. The goal of returning value to the shareholders in the most tax efficient manner possible as a repurchase of your shares
          vii. While not having any direct employees, the Board and the CEO on an as needed consulting basis and Cupertino Capital, as our asset manager, perform all of the operating and management functions in an effective and professional manner at a cost equal to or less than that proposed by MPF.


10.  "Lack of Experience"
     A.   See section 4 B.
     B. Mr. Black's long and distinguished career in California real estate speaks for itself.
     C. In aggregate, Mr. Puette, Mr. Shaw and Mr. Offenberg have extensive and very successful real estate experience in project development, build out, and lending that are in full alignment with the types of projects the BVC has and is invested in.


11. "MPF is Uniquely Positioned to Increase the Value of BellaVista and its Assets"
     A. Sounds great but when one examines the facts here is what comes to the surface relative to this private equity group's unstated agenda.
          i. Complete control: Take complete control of BVC's operations, management, assets and Board while providing no detailed business plan or timeline to liquidity
          ii. Incremental income: Increase the income to MPF's management company by approximately $834,000 annually as a result of the 2% asset management fee charged to BVC
          iii. Absorb existing overhead: Absorb and defray a portion of the cost of MPF's existing excess staff capacity
          iv. Dilute existing shareholders: Reward themselves with a stock option equal to 15% of the company shares
          v. Satisfy MPF's tax structure: Provide liquidity in the form of dividends, which would be fully taxable to BVC shareholders (versus the Board's plan for share repurchase that would likely provide shareholders with potential tax savings)
          vi. Access to BVC capital: Reinvest BVC trust deed assets in MPF-directed real estate investments, which are typically higher risk and less liquid


12.  "Aligns Incentives"
     A. MPF cannot possibly simultaneously represent both their shareholders and BVC's shareholders without a major conflict of interest
     B. While everyone will agree that it is in the interest of all shareholders to maximize the value of BVC assets; we believe that BVC shareholders and MPF shareholders (through the 19 MPF entities that own BVC shares) have divergent interests. Some examples are:

          i. Most BVC shareholders bought their stock for $10/share. MPF bought BVC stock in 19 separate entities at substantially lower prices (in the $1.00 to $2.25 range). A precipitous sale of BVC assets may well provide profit and liquidity to MPF shareholders at the appropriate time, but it would provide either a loss or a forgone opportunity for BVC shareholders to benefit from future price increases.
          ii. MPF suggests in their 1 1/2 page business plan that they would put forth a dividend program. While a dividend program would not have an adverse affect on MPF shareholders, it would have major adverse tax impact on BVC shareholders that would end up paying taxes on dividend interest, instead of receiving a capital loss on their BVC shares through a share repurchase plan.
          iii. How will MPF balance the needs of its 19 individual funds that could likely have investment objectives, liquidity needs and other interests that are divergent from those of BVC Shareholders? For example, an MPF fund may have certain capital and liquidity needs that are in direct conflict with BVC shareholders which could lead to inopportune BVC asset sales.


13. "BellaVista's current asset manager owns zero BVC shares. How does that create any alignment with BVC shareholder interests?"
     A. This is a red herring at best, again meant to do nothing more than create a false impression relative to the real circumstances relating to alignment of interests.
     B. Cupertino Capital's quarterly management fee is based solely and directly on NRV performance quarter-to-quarter. How can this not be totally aligned with BVC shareholders and their share price which is directly determined from NRV.
     C. Cupertino Capital made substantial investments in personnel and systems upgrades in preparation for the transitioning of the BVC administration and asset management functions. Nevertheless, the Cupertino Capital contract is subject to annual review by the BVC Board and is subject to non renewal pursuant to such review.


14.  "Upgrades shareholder and investor relations"
     A. Yes, MPF has an entire department dedicated to this. BVC shareholders are in direct contact with a member of the Board responsible for shareholder communications and relations as well as complete access to the CEO.
     B. Over the past several years, we have provided updated summaries and overviews of the various properties in the portfolio. We have been constrained as a public company from making certain selective disclosures. In every case we must file an 8-K to the world. Also, we have been constrained in what details could reasonably be shared due to the various specific negotiations and foreclosure processes that were ongoing. It makes little sense to communicate something as simple as our expectation of the real sale price of a property if by disclosing that information potential bids would be driven lower.
     C. The Board believes it made the correct decisions after consulting with counsel that there were periods where disclosure would negatively impact either ongoing legal actions or negotiations for sale.
     D. We recognize and commit that we will do a better job in communication going forward as a variety of negotiations and sales are about to be concluded and we can operate under fewer constraints.

15.  "Line of Credit"

     A. MFP briefly mentioned the existence of a relatively small, prime rate-based line of credit of $2.8 Million, but offered no commitments as to how or even if this line would be used to assist with BVC's working capital needs or REO property carrying costs.
     B. MPF has mentioned providing additional equity, if needed. However, MPF indicated that their targeted return for equity would be "20% or greater".
     C. During 2008, BVC foreclosed on or took control of a number of projects that had cash needs ranging from capital needed for project completion to cash needed for operating expenses such as property taxes and insurance.
          i. In early fall, BVC recognized the need to borrow against several of its properties to fund these incremental REO project and operating cash requirements. At that time, the credit markets were virtually shut down and the associated underwriting standards had severely constrained the possibilities for any traditional commercial or bank financing.
          ii. During this time, we had positive discussions and preliminary applications underway with several commercial lenders that were suddenly rejected in the final stages of approval.
          iii. Therefore, in order to meet the short-to-medium term cash requirements, we went to the private placement market, through Cupertino Capital, to seek $1.5 Million lines of credit on both our Brighton and Pulgas properties, for a total borrowing of up to $3 Million.
          iv. We were successful in that financing effort with the assistance of several of our Board members. To that end, we successfully avoided having to resort to raising additional equity which likely would have carried a much higher cost and would have diluted our shareholders.
          v. We are now in the final phases of replacing a large portion of that higher cost private placement debt with conventional bank financing.


16.  "Lower total corporate general and administrative costs by nearly 40%..."
     A. While this is addressed in section 2 in detail, it is very worthy to note that:
     B. We have demonstrated to MPF that their cost saving claim is blatantly not true.
     C. Again, MPF attempts to compare apples and oranges. We have provided them financial data that shows that the savings under their proposal for the first year would be about $37,000 on a budget of $882,000 or a 4% savings. The problem with this comparison is that MPF has not included the cost for Directors and Officers insurance which currently has an annual premium cost of $114,688
     D. With Director and Officers insurance, there is no cost savings but rather an increase of approximately $75,000 annually with their proposal over the current BVC budget. For your information, D& O insurance is really an important and almost mandatory coverage for public companies and which MPF, in a rather obscure manner in their preliminary proxy material, now seems to believe will be needed. Bait and switch or simply a miscalculation? Only you can judge.
     E. Further, even if there were to be a modest savings, it would likely be consumed based on the time and efforts that MPF would need to get up to speed on the particulars of the various BVC assets
     F. Over time, assuming the NRV of BVC stock grows, the MPF compensation would increase based on their asset management fee of 2%. This increase would be at twice the rate of the current 1% fee BVC pays Cupertino Capital. Again, this difference would quickly wipe out any minor savings suggested by MPF and over time, and, in fact, BVC shareholders might actually pay more under MPF management.

     G. Extremely worrying - Nowhere in MPF's boasts of cost savings does MPF reveal the impact of the 15% stock option that MPF has stated they would grant themselves once in complete control. At a minimum, it represents a direct dilution of all existing BVC shareholders' ownership positions.


17.  "New Board Members at No Cost to BellaVista"
     A. We believe this is one of the most misleading statement in MPF's material
     B. All the MPF proposed board members are partners or employees of MPF's various companies, from which they receive salaries and benefits from these positions; so to assert that they will be BVC board members at "no cost" is incredibly misleading.
     C. MPF will pay their salaries and their costs will be reimbursed in effect through the asset management fee paid to MPF by BVC.
     D. Apparently, all of these proposed board members have an interest in the MPF management company so it appears that they will also individually benefit from the management fee BVC pays to MPF as well.
     E.   Does this all really add up to "No Cost to BellaVista"?


18. "MPF is Uniquely Positioned to Increase the Value of BellaVista and its Assets"
     A.   Really? Or is the real agenda of MPF, as a private equity group:
          i.   Take complete control of BVC
          ii.  Earn incremental income and profit
          iii. Absorb existing MPF overhead via the 2% management fee charged to BVC
          iv. Dilute existing BVC shareholders while expanding MPF ownership via a 15% stock option
          v. Ignore the majority of BVC shareholders' tax position, by providing liquidity in the form of dividends that will be fully taxable to BVC shareholders
          vi. Reinvest BVC capital in MPF-directed real estate investments, which are typically higher risk and less liquid
     B. In the final analysis, this clearly does NOT represent a unique opportunity for BVC shareholders, but certainly does for MPF and its owners.


19.  Where was MPF during the past 3 years while the BellaVista Board:
     A. Successfully prevailed in 2 major shareholder suits brought against prior management
     B.   Foreclosed on or took control of a variety of projects
     C.   Completed those projects
     D.   Restructured the company
     E.   Substantially reduced expenses
     F. Began the process for a controlled liquidation of the portfolio with the goal of implementing a share repurchase program.
     G.   It appears MPF
          i.   Sat on the sidelines
          ii.  Showed little interest and offered no assistance
          iii. Made a number of very low-priced tender offers from time to time
          iv.  Bided their time until now...